February 25, 2015

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	Brad Skinner
Senior Assistant Chief Accountant

Re:	Dakota Plains Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 000-53390
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed November 10, 2014
Response dated January 26, 2015
File No. 001-36493

Dear Mr. Skinner:

On behalf of Dakota Plains Holdings, Inc. (the “Company”), I am pleased to submit this response to the comment of the Staff on the above-referenced quarterly report on Form 10-Q (the “Quarterly Report”) and annual report on Form 10-K (the “Annual Report”), as set forth in your letter dated February 11, 2015. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the response described below, and such response has been reviewed and approved by the Company. For convenience, the Staff’s comment is set forth herein, followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Unaudited Condensed Consolidated Statements of Operations, page 2

1.	In your response to prior comment 2 in our letter dated December 18, 2014 you indicate your oil and sand transloading activities represent separate operating segment; however, you have aggregated them for reporting purposes as these transloading activities have similar processes and purposes, customers, geographic locations and methods. The guidance in FASB ASC 208-10-50-11 also requires segments to have similar economic characteristics.

Please demonstrate to us how you determined your transloading operating segments have similar economic characteristics, including similar long-term gross margins. Tell us the metrics you use to assess operating segment performance and provide us with sufficient historical and projected data that supports your aggregation determination.

Response:

The Company believes the oil and sand operating segments have similar products and services, production processes, types of customers, methods used to provide their services, and economic characteristics. Therefore, it has decided to aggregate the two operating segments for reporting purposes.

The oil and sand operating segments provide commodity based transloading services at the same facility located in New Town, North Dakota to customers in the oil and gas industry. They both share a similar volume driven fee structure based on barrels of crude oil or tons of frac sand transloaded.

The production processes of the two operating segments are also remarkably similar as both segments receive and ship their respective customers’ product via truck or train and utilize similar transloading methods and equipment to off-load, measure, and temporarily store the product before it is shipped to its final location. Each segment employs third party contractors to unload the product using machinery that records specific product measurements before sending it to similarly structured on-site storage facilities. They also share the same track that the railroad utilizes to deliver and ship their customers’ product.

The Company uses net profit margin to evaluate the financial performance of both segments and believes this metric also conveys that both segments have similar economic characteristics as well. The following table depicts the net profit margin of both segments over the past two years:

Net Profit Margin By Business Segment
	Oct’12-Sep’14	Oct’13-Sep’14	YTD Sep’14	Q3 2014
Oil Operating Segment	44.4%	42.7%	44.4%	43.4%
Sand Operating Segment	-	-	52.1%	51.8%

The oil operating segment has maintained a consistent net profit margin of approximately 44% over the most recent two years, and the sand business segment has maintained a net profit margin of approximately 52% since it began operations in June 2014. Even though there is limited operating history to evaluate, the Company expects the two segments to maintain the minimal difference in net profit margin for the foreseeable future and believes the small difference in margin accurately portrays the similar economic characteristics of the two operating segments.

The Company will continue to periodically review the characteristics and performance trends of all segments in light of FASB 280-10-50-11 in order to determine if segment reporting will enhance the financial statement users’ understanding of the business in future filings.

As specifically requested by the Commission, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can further assist your review of the filings.

Very truly yours,

DAKOTA PLAINS HOLDINGS, INC.

By:	/s/ Timothy R. Brady
Timothy R. Brady Chief Financial Officer

cc:	Craig M. McKenzie, Chief Executive Officer Tracie Towner, Staff Accountant Karl Hiller, Branch Chief Caroline Kim, Staff Attorney